SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23817

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                          Independent Auditors' Consent





The Board of Directors
Northwest Bancorp, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 13, 2003 that is included in the December 31, 2002 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.


                                           /s/ KPMG LLP


Pittsburgh, Pennsylvania
June 26, 2003

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN


                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001                                           2

Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2002 and 2001                    3

Notes to Financial Statements                                                 4

Supplemental Schedule

1.   Schedule of Assets Held for Investment Purposes
        as of December 31, 2002                                              10


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                            [LETTERHEAD OF KPMG LLP]



                          Independent Auditors' Report



The Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ KPMG LLP


Pittsburgh, Pennsylvania
June 13, 2003

                        NORTHWEST RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                             Assets                              2002             2001
                                                            --------------   -------------
Cash                                                        $     196,323              --
Investments (note 3)                                           25,439,045       24,058,518
Receivables:
     Due from predecessor plans (note 6)                          510,434              --
     Employer contribution (net of forfeitures)                    55,787           32,682
     Miscellaneous                                                    --             1,621
                                                            --------------   -------------
                 Total receivables                                566,221           34,303
                                                            --------------   -------------
                 Total assets                                  26,201,589       24,092,821
                                                            --------------   -------------
                 Net assets available for benefits          $  26,201,589       24,092,821
                                                            ==============   =============
See accompanying notes to financial statements.


                        NORTHWEST RETIREMENT SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001

                                                                                       2002           2001
                                                                                   ------------   ------------
Additions:
     Additions to net assets attributed to:
        Investment income:
           Net appreciation (depreciation) in fair value of
              investments (note 3)                                                 $   (121,406)       679,539
           Dividends and interest                                                       474,009        615,317
                                                                                   ------------   ------------
                 Total investment income                                                352,603      1,294,856
        Contributions:
           Employer (net of forfeitures)                                                733,171        654,509
           Participant                                                                1,990,431      1,743,413
           Rollovers                                                                    390,182        384,103
                                                                                   ------------   ------------
                 Total contributions                                                  3,113,784      2,782,025
                                                                                   ------------   ------------
                 Total additions                                                      3,466,387      4,076,881
Deductions:
     Deductions from net assets attributed to:
        Distributions to participants                                                 2,020,247        983,264
                                                                                   ------------   ------------
                 Total deductions                                                     2,020,247        983,264
                                                                                   ------------   ------------
                 Net increase                                                         1,446,140      3,093,617
                 Transfer from predecessor plans (note 6)                               662,628            --
Net assets available for benefits:
     Beginning of year                                                               24,092,821     20,999,204
                                                                                   ------------   ------------
     End of year                                                                   $ 26,201,589     24,092,821
                                                                                   ============   ============
See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    Description of the Plan

       The following description of the Northwest Retirement Savings Plan (the
       Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    Contributions

              Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($11,000 limit in 2002 and $10,500 limit in 2001). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

              The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2002 or 2001.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.










                                        4                            (continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows:

                                                        Percentage of
                             Vesting years             interest vested
                        -------------------------------------------------
                             Fewer than 2                     0%
                                  2                          20%
                                  3                          40%
                                  4                          60%
                                  5                          80%
                                  6                         100%

              During 2001, the following vesting schedule was in effect:

                                                        Percentage of
                             Vesting years             interest vested
                        -------------------------------------------------
                                  0-2                          0%
                                   3                          20%
                                   4                          40%
                                   5                          60%
                                   6                          80%
                                7 or more                    100%

        (e)   Investment Options

              Effective May 1, 2002, upon enrollment in the Plan, a participant may direct employee contributions in any percentage increments in any of these twelve investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small-Cap Growth II Fund, and
              T. Rowe Price Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.

              Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.



                                       5                             (continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (f)    Benefit Payments

              Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

       (g)    Loans to Participants

              Effective October 1, 2002, loans are permitted by the Plan document with specific limitations.

       (h)    Forfeitures

              Forfeited nonvested account balances are used to reduce employer contributions. Forfeitures amounted to $5,228 and $22,607 for the years ended December 31, 2002 and 2001, respectively.

(2)    Summary of Significant Accounting Policies

       (a)    General

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (d)    Contributions

              Participant contributions are recorded in the month in which they are withheld from the participant's wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

       (e)    Distributions to Participants

              Distributions to participants are recorded when paid by the trustee.


                                       6                             (continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (f)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (g)    Administrative Expenses

              The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

(3)    Investments

       At December 31, 2002 and 2001, the following investments were held by the
       Plan:


                                                               2002                               2001
                                                 --------------------------------  --------------------------------
                                                    Shares          Fair value         Shares         Fair value
                                                 --------------   ---------------  ---------------  ---------------
Fidelity Institutional Cash
     Money Market Portfolio                             --     $          --          1,075,218   $    1,075,218
Fidelity Ginnie Mae Fund                                --                --             92,602        1,005,660
Fidelity Blue Chip Growth Fund                       115,930         3,702,817   *      118,370        5,082,820 *
Vanguard Windsor II Fund                             125,555         2,611,547   *      108,567        2,778,245 *
Vanguard Balanced Index Fund                         119,614         1,871,964   *      122,455        2,187,055 *
Vanguard Retirement Savings Trust                  1,656,679         1,656,679   *         --               --
Vanguard Total Bond Market Index Fund                107,181         1,112,543             --               --
Vanguard 500 Index Fund                                2,510           203,652             --               --
T. Rowe Price Mid-Cap Growth Fund                      6,821           211,733             --               --
T. Rowe Price International Stock
     Fund                                               --                --             60,771          667,879
Weitz Value Fund                                       8,504           237,437             --               --
Franklin Small Cap Growth II Fund                     20,064           145,464             --               --
FPA Capital Long Term Growth Fund                    109,106         2,930,585   *      103,915        2,936,650 *
Artisan International Fund                            32,644           482,804             --               --
Northwest Bancorp, Inc. common stock                 684,561        10,124,657   *      727,709        8,324,991 *
Loans to participants                                   --             147,163             --               --
                                                                  ---------------                   ---------------
                                                               $    25,439,045                    $   24,058,518
                                                                  ===============                   ===============


       * Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.





                                       7                             (continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       The Plan's investments appreciated (depreciated) in value as follows:


                                                                2002           2001
                                                           -------------   -------------
Mutual funds (includes realized losses of $519,126
     and $50,799 in 2002 and 2001, respectively)           $  (2,463,924)      (940,991)
Common stock (includes realized gains of $584,567
     and $80,004 in 2002 and 2001, respectively)               2,342,518      1,620,530
                                                           -------------   ------------
                                                           $    (121,406)       679,539
                                                           =============   ============

 (4)   Tax Status

       A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2002. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.




                                       8                             (continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



 (5)   Reconciliation of Financial Statements and Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:


                                                                      December 31,
                                                             ------------------------------
                                                                  2002            2001
                                                             --------------  --------------
Net assets available for benefits per the
     financial statements                                    $  26,201,589     24,092,821
Amounts allocated to withdrawing
     participants                                                 (194,318)            --
                                                             -------------   ------------
Net assets available for benefits per the Form 5500          $  26,007,271     24,092,821
                                                             =============   ============

       The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:

                                                                                            December 31,
                                                                                                2002
                                                                                           --------------
Benefits paid to participants per the financial statements                                 $    2,020,247
Add amounts allocated to withdrawing participants at December 31, 2002                            194,318
Less amounts allocated to withdrawing participants at December 31, 2001                                --
                                                                                           --------------
Benefits paid to participants per the Form 5500                                            $    2,214,565
                                                                                           ==============

 (6)   Plan Mergers

       During 2001, the Plan Sponsor acquired Heritage Trust Company and in 2002, the Heritage Savings Plan was merged with the Plan. The net assets of the Heritage Savings Plan of $152,194 were transferred to the Plan on December 27, 2002.

       During the Plan year, the Plan Sponsor also acquired Boetger & Associates, Inc. and the Board of Directors of the Plan Sponsor approved the merger of the Boetger & Associates, Inc. 401(k) Plan into the Plan to be effective prior to December 31, 2002. As of January 8, 2003, net assets of $406,529 of the Boetger & Associates, Inc. 401(k) Plan were transferred into the Plan.

       During 2001, the Plan Sponsor acquired certain offices of Prestige Bank and in 2002 the Board of Directors of the Plan Sponsor approved the merger of the Prestige Bank 401(k) Plan into the Plan effective December 31, 2002. The net assets of $103,905 of the Prestige Bank 401(k) Plan were transferred into the Plan on May 6, 2003.


                                                                                                                          Schedule 1
                        NORTHWEST RETIREMENT SAVINGS PLAN
                                 EIN: 25-0368460
                                Plan Number: 002
              Schedule of Assets Held for Investment Purposes as of
                                December 31, 2002


           Identity of issue,
          borrower, lessor, or                                                                                    Current
              similar party                          Description of assets                                         value
--------------------------------   -----------------------------------------------------------------------   ------------------
                                   Registered investment companies:
     Fidelity Investments             Fidelity Blue Chip Growth Fund                                         $    3,702,817
     Vanguard                         Vanguard Windsor II Fund                                                    2,611,547
     Vanguard                         Vanguard Retirement Savings Trust                                           1,656,679
     Vanguard                         Vanguard Total Bond Market Index Fund                                       1,112,543
     Vanguard                         Vanguard 500 Index Fund                                                       203,652
     Vanguard                         Vanguard Balanced Index Fund                                                1,871,964
     T. Rowe Price                    T. Rowe Price Mid-Cap Growth Fund                                             211,733
     FPA Investments                  FPA Capital Long Term Growth Fund                                           2,930,585
     Weitz                            Weitz Value Fund                                                              237,437
     Franklin                         Franklin Small Cap Growth II Fund                                             145,464
     Artisan                          Artisan International Fund                                                    482,804
                                                                                                             ------------------
                                                  Total registered investment companies                          15,167,225
                                   Employer securities:
 *   Northwest Bancorp, Inc.          Northwest Bancorp, Inc. common stock                                       10,124,657
 *   Plan participants                Loans to participants (16 loans outstanding at
                                         5.25% to 8.75% with maturity dates in
                                         2004 through 2007)                                                         147,163
                                                                                                             ------------------
                                                                                                             $   25,439,045
                                                                                                             ==================
* Represents a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            NORTHWEST RETIREMENT SAVINGS PLAN




Date:    June 27, 2003                      By: /s/ Richard  L. Rausch
                                               ---------------------------------
                                               Name:    Richard  L. Rausch
                                               Title:   Vice President and Plan
                                                        Administrator